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Exhibit 12.1

Consolidated Edison, Inc.

RATIO OF EARNINGS TO FIXED CHARGES
FOR SIX MONTHS ENDED JUNE 30, 2002

EARNINGS
Net Income	$270,982
Income tax	154,404

Total Earnings before Income tax	425,386
FIXED CHARGES*	218,800

Total Earnings before Income tax and fixed charges	$644,186

*Fixed Charges
Interest on Long-Term Debt	$193,190
Other Interest	18,768
Interest on Component of Rentals	6,842

Total Fixed Charges	$218,800

Ratio of Earnings To Fixed Charges	2.94

Consolidated Edison, Inc.

RATIO OF EARNINGS TO FIXED CHARGES
TWELVE MONTHS ENDED
(THOUSANDS OF DOLLARS)

	June 2002	December 2001

EARNINGS
Net Income for Common Stock	$666,637	$682,242
Preferred Dividends	13,593	13,593
Income Tax	400,384	442,631

Total Earnings Before Federal Income Tax	1,080,614	1,138,466
FIXED CHARGES*	446,828	457,554

Total Earnings Before Federal Income Tax and Fixed Charges	$1,527,442	$1,596,020

*Fixed Charges
Interest on Long-Term Debt	$379,896	$384,422
Amortization of Debt Discount, Premium and Expense	12,681	12,526
Interest on Component of Rentals	13,684	18,783
Other Interest	40,567	41,823

Total Fixed Charges	$446,828	$457,554

Ratio of Earnings to Fixed Charges	3.42	3.49

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Consolidated Edison, Inc. RATIO OF EARNINGS TO FIXED CHARGES FOR SIX MONTHS ENDED JUNE 30, 2002
Consolidated Edison, Inc. RATIO OF EARNINGS TO FIXED CHARGES TWELVE MONTHS ENDED (THOUSANDS OF DOLLARS)